Exhibit 99.1

OKYO Pharma to Present at the H.C. Wainwright 6th Annual Ophthalmology Virtual Conference

London and New York, NY, July 21, 2026. OKYO Pharma Limited (Nasdaq: OKYO), a clinical-stage biopharmaceutical company developing investigational therapies for the treatment of neuropathic corneal pain (NCP) and anterior segment eye diseases, today announced a presentation at the H.C. Wainwright 6th Annual Ophthalmology Virtual Conference being held on Wednesday, July 22, 2026.

Details of the event are as follows:

Presenter: Robert J. Dempsey, Chief Executive Officer, Flavio Mantelli MD, PhD, Chief Medical Officer

Date/Time: Wednesday, July 22, 12:30 PM ET

Location: Virtual

Register to Attend: H.C. Wainwright Registration

About OKYO Pharma

OKYO Pharma Limited (Nasdaq: OKYO) is a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP) and anterior segment eye diseases, with ordinary shares listed for trading on the Nasdaq Capital Market. OKYO plans to initiate a global Phase 3 pivotal clinical trial in the second half of this year, enrolling approximately 111 patients to evaluate a single-dose regimen of urcosimod for the treatment of NCP.

For further information, please visit www.okyopharma.com.

For further inquiries:

OKYO Pharma Ltd

Paul Spencer

Business Development and Investor Relations

+44 (0) 207 495 2379

Email: info@okyopharma.com